UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20594


                                    SCHEDULE 13G

                      Under the Securities Exchange Act of 1934


                                 (Amendment No. 1)*



                                   Trimeris Inc.

                                  (Name of Issuer)

                                    Common Stock

                           (Title of Class of Securities)

                                     896263100

                                   (CUSIP Number)


     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Group International, Inc.
          95-4154357

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       547,000


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       965,000
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          965,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.0%


      12  TYPE OF REPORTING PERSON*

          HC


                        *SEE INSTRUCTION BEFORE FILLING OUT!

      1   NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Capital Guardian Trust Company
          95-2553868

      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)

                                                                         (b)

      3   SEC USE ONLY




      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          California


                   5   SOLE VOTING POWER

                       547,000


                   6   SHARED VOTING POWER
      NUMBER OF
        SHARES
                       NONE
     BENEFICIALL
      Y OWNED BY
                   7   SOLE DISPOSITIVE POWER
         EACH
      REPORTING
                       965,000
     PERSON WITH


                   8   SHARED DISPOSITIVE POWER

                       NONE


      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          965,000   Beneficial ownership disclaimed pursuant to Rule 13d-4


      10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*




      11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          7.0%


      12  TYPE OF REPORTING PERSON*

          BK


                         *SEE INSTRUCTION BEFORE FILLING OUT

                         SECURITIES AND EXCHANGE COMMISSION
                                Washington, DC 20549

                                    Schedule 13G
                      Under the Securities Exchange Act of 1934


     Amendment No. 1

     Item 1(a)   Name of Issuer:
            Trimeris Inc.

     Item 1(b)   Address of Issuer's Principal Executive Offices:
            4727 University Drive
            Durham, NC  27707

     Item 2(a)   Name of Person(s) Filing:
            Capital Group International, Inc. and Capital Guardian Trust
            Company

     Item 2(b)   Address of Principal Business Office:
            11100 Santa Monica Blvd.
            Los Angeles, CA  90025

     Item 2(c)   Citizenship:   N/A

     Item 2(d)   Title of Class of Securities:
            Common Stock

     Item 2(e)   CUSIP Number:
            896263100

     Item 3   The person(s) filing is(are):

            (b)   [X]   Bank as defined in Section 3(a)(6) of the Act.
            (g)   [X]   Parent Holding Company in accordance with Section
                 240.13d-1(b)(1)(ii)(G).

     Item 4   Ownership

            Capital Group International, Inc. is the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in this Schedule 13G. The investment management companies, which include a "bank" as defined in Section 3(a)6 of the Securities Exchange Act of 1934 (the "Act") and several investment advisers registered under Section 203 of the Investment Advisers Act of 1940, provide investment advisory and management services for their respective clients which include registered investment companies and institutional accounts. Capital Group International, Inc. does not have investment power or voting power over any of the securities reported herein; however, Capital Group International, Inc. may be deemed to "beneficially own" such securities by virtue of Rule 13d-3 under the Act.

            Capital Guardian Trust Company, a bank as defined in Section 3(a)6 of the Act is deemed to be the beneficial owner of 965,000 shares or 7.0% of the 13,713,000 shares of Common Stock believed to be outstanding as a result of its serving as the investment manager of various institutional accounts.

     Item 5   Ownership of 5% or Less of a Class: [ ]

     Item 6   Ownership of More than 5% on Behalf of Another Person: N/A

     Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

            1.
               Capital Guardian Trust Company is a bank as defined in Section 3(a)(6) of the Act and a wholly owned subsidiary of Capital Group International, Inc.

     Item 8   Identification and Classification of Members of the Group:  N/A

     Item 9   Notice of Dissolution of the Group:  N/A

     Item 10   Certification

            By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

        Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Group International, Inc.


             Date:          February 10, 2000 (For the period ended
                            December 31, 1999)


             Signature:     *David I. Fisher

             Name/Title:    David I. Fisher, Chairman

                            Capital Guardian Trust Company



     CUSIP: 896263100                                                Page 5 of 7









             *By

                    Michael J. Downer
                    Attorney-in-fact

                    Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc.













































     CUSIP: 896263100                                                Page 6 of 7


                                      AGREEMENT

                                   Los Angeles, CA
                                  February 10, 2000


       Capital Group International, Inc. ("CGII") and Capital Guardian Trust Company ("CGTC") hereby agree to file a joint statement on Schedule 13G under the Securities Exchange Act of 1934 (the "Act") in connection with their beneficial ownership of Common Stock issued by Trimeris Inc.

       CGII and CGTC state that they are each entitled to individually use
     Schedule 13G pursuant to Rule 13d-1(c) of the Act.

       CGII and CGTC are each responsible for the timely filing of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but are not responsible for the completeness or accuracy of the information concerning the others.



                      CAPITAL GROUP INTERNATIONAL, INC.

                      BY:              *David I. Fisher

                                        David I. Fisher, Chairman
                                        Capital Group International,
                                        Inc.


                      CAPITAL GUARDIAN TRUST COMPANY

                      BY:              *David I. Fisher

                                        David I. Fisher, Chairman
                                        Capital Guardian Trust Company


     *By

          Michael J. Downer
          Attorney-in-fact

          Signed pursuant to a Power of Attorney dated January 29, 1999 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Capital Group International, Inc. on February 10, 2000 with respect to Acclaim Entertainment, Inc